                                                               +--------------+
                                 UNITED STATES                 | OMB APPROVAL |
                      SECURITIES AND EXCHANGE COMMISSION       +--------------+
                            Washington, D.C. 20549             | OMB Number:  |
                                                               |  3235-0058   |
                                  FORM 12b-25                  |   Expires:   |
                                                               | May 31, 1997 |
                          NOTIFICATION OF LATE FILING          |   Estimated  |
                                                               |average burden|
(Check One): [x] Form 10-KSB  [ ] Form 20-F   [ ] Form 11-K    |   hours per  |
             [ ] Form 10-Q    [ ] Form N-SAR                   |response..2.50|
                                                               +--------------+
For Period Ended: September 30, 1998                           +--------------+
                  ------------------
                                                               | SEC File No. |
                [ ] Transition Report on Form 10-K             |              |
                [ ] Transition Report on Form 20-F             |  0-25434     |
                [ ] Transition Report on Form 11-K             +--------------+
                [ ] Transition Report on Form 10-Q             +--------------+
                [ ] Transition Report on Form N-SAR            |  CUSIP No.   |
                                                               |  11434A 10 0 |
For the Transition Period Ended:                               +--------------+
                                 ------------------

[ Read Instruction (on back page) Before Preparing Form. Please Print or Type  ]
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION

--------------------------------------------------------------------------------
Full Name of Registrant

                            Brooks Automation, Inc.
--------------------------------------------------------------------------------

Former Name if Applicable

--------------------------------------------------------------------------------

Address of Principal Executive Office (Street and Number)

                              15 Elizabeth Drive
--------------------------------------------------------------------------------

City, State and Zip Code

                             Chelmsford, MA 01824
--------------------------------------------------------------------------------

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
[x] | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
    |      prescribed due date; or the subject quarterly report or transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
[ ] | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

-------------------------------------------------------------------------------
PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and Form 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.
                                               (Attach Extra Sheets if Needed)

Brooks Automation, Inc. ("Brooks") was unable to file its Annual Report on Form 10-K for the fiscal year ended September 30, 1998 within the prescribed time period. Brooks attributes this inability to timely file to its retention of a new financial reporting team during the disruptive holiday season in late November and December, 1998. This team included a new chief financial officer, treasurer, controller and director of tax. In an effort to file the Form 10-K on a timely basis, Brooks retained the services of a consultant who assists companies in the preparation of annual reports and retained its former controller to act as principal accounting officer for purposes of the Form 10-K. These measures proved inadequate. Brooks concluded that the reasons causing its inability to file could not be eliminated by Brooks without unreasonable efforts or expense. However, Brooks filed the Form 10-K on the date of this Notification.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Deborah D. Fox                  978               262-2400
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [x] Yes [ ] No
     ---------------------------------------------------------------------------
(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [x] Yes  [ ] No

     All historical financial information presented will be retroactively restated to reflect the acquisition of FASTech Integration, Inc. ("FASTech") which has been accounted for as a pooling of interests. The Company acquired FASTech in September, 1998 for approximately 850,000 shares of the Company's Common Stock.
================================================================================

                            Brooks Automation, Inc.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 30, 1998                 By /s/ Deborah D. Fox
      -----------------------------        -------------------------------------
                                           Name:  Deborah D. Fox
                                           Title: Principal Accounting Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
+------------------------------------------------------------------------------+
                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).